December 10, 2015

By EDGAR

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Synalloy Corporation
Registration Statement on Form S-3
Filed June 10, 2015
File No. 333-204850

Form 10-K for Fiscal Year Ended January 3, 2015
Filed March 17, 2015
File No. 000-19687

Form 10-Q for Fiscal Quarter Ended July 4, 2015
Filed August 11, 2015
File No. 000-19687

Dear Mr. Ingram:

In further response to comment no. 2 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 8, 2015 and comment no. 1 of the Staff set forth in your letter dated August 28, 2015 with regard to the above-referenced Registration Statement on Form S-3 and the above-referenced Form 10-K (“Form 10-K”) and Form 10-Q of Synalloy Corporation (the “Company” or “Synalloy”), we submit on behalf of the Company the following responses as supplements to the Company’s response letters dated October 23, 2015 and September 25, 2015.

E-mail: scott.richter@leclairryan.com Direct Phone: 804.343.4079 Direct Fax: 804.783.7621	919 East Main Street, 24th Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ COLORADO \ CONNECTICUT \ DELAWARE \ GEORGIA \ MARYLAND \ MASSACHUSETTS

MICHIGAN \ NEVADA \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ TEXAS \ VIRGINIA \ WASHINGTON, DC

ATTORNEYS AT LAW \ WWW.LECLAIRRYAN.COM

Mr. Jay Ingram

U.S. Securities and Exchange Commission

December 10, 2015

Comment No. 2, Commission Letter dated October 8, 2015

Synalloy Corporation Form 10-K for Fiscal Year Ended January 3, 2015

Note 13: Industry Segments, page 46

Supplemental Response: In connection with responding to the Staff’s questions regarding industry segments in our response letters dated October 23, 2015 and September 25, 2015 and our telephone conversation with the Staff on November 6, 2015, the Company has further assessed its determination of operating and reportable segments and concluded that the presentation of two reportable segments (Metals and Specialty Chemicals) is more accurately supported by our revised conclusion that the Company is comprised of only two operating segments (Metals and Specialty Chemicals).

As the Company functions, the two historical reporting and operating segments are comprised of three components in the Metals reportable/operating segment (i.e. Bristol Metals, LLC (“BRISMET”), Palmer of Texas Tanks, Inc. (“Palmer”), and Specialty Pipe and Tube, Inc. (“SPT”)) and two components in the Specialty Chemicals reportable/operating segment (i.e. CRI Tolling, LLC (“CRI”) and Manufacturers Chemicals, LLC (“MC”)). Upon further review, we have concluded that our organizational and management structure has evolved through the addition of a president for each of the Metals and Specialty Chemicals segments (each a “President” and collectively the “Presidents”). The activities of the Company’s chief operating decision maker (the “CODM” or “CEO”) and those of the segment Presidents in assessing the operating performance and making decisions about resource allocations to and within our Metals and Specialty Chemicals segments leads us to conclude that the President of Metals and the President of Specialty Chemicals are segment managers that report directly to the CODM. We believe that this designation is supported by the definitions and guidance set forth in Accounting Standard Codification 350, in support of maintaining a position that we have two reportable/operating segments.

This assessment has involved a more thorough consideration by management of how financial information is utilized and decisions are made within the organization. Included below is an outline of the respective responsibilities of the Company’s CEO and the segment Presidents.

The CEO relationship with the segment Presidents is defined by the following:

•	The Metals and Specialty Chemicals Presidents are solely responsible for the performance of their respective segment:

•	Each President develops his annual operating plans, sales plans, capital budgets, etc. and presents them to the CEO and chief financial officer for approval.

•	Each President is responsible for all personnel decisions – raises, allocation of the bonus pool, headcount reductions when necessary, union negotiations where applicable, and reporting structure of his segment.

•	Each President is present at every Board of Directors meeting of the Company and provides the Board with a report on his segment.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

December 10, 2015

•	The Presidents are responsible for developing action plans and making decisions to respond to economic and commercial events that might otherwise cause performance to deviate from such plans.

•	The Presidents make all operating decisions at the facility and product line levels.

•	The Presidents have annual incentive compensation based solely on the financial performance and goals attained by their respective segments, not the consolidated Company.

•	The CEO has monthly meetings with each segment President and his senior staff to discuss the performance of the segment and its component units. To assist with this effort, the CEO does have access to business unit data, but is ultimately focused on the overall segment performance. If the segment is underperforming, the CEO will want to know where in the segment the problems exist and how the segment leadership is addressing the issues.

•	The CEO allocates capital between the two segments based on the projected return on investment and the priorities determined by the segment Presidents.

•	The CEO and segment Presidents work continuously throughout the year to determine the key initiatives for each segment, with the Presidents having the final say in priorities and operational responsibility to carry out those initiatives.

•	The CEO leads the Company’s strategic acquisition process, with the segment Presidents responsible for the ultimate selection of target acquisitions to be added to either of the two segments. Each segment President has veto power over any transaction considered for his segment.

Comment No. 1, Commission Letter dated August 28, 2015

Synalloy Corporation Form 10-K for Fiscal Year Ended January 3, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 18

Goodwill, page 19

Supplemental Response: Having provided a conclusive response to the Staff’s questions regarding the level of goodwill assessment in our response letter dated September 25, 2015, the Company would like to clarify that the level at which goodwill impairment testing is performed was subjected to further review in conjunction with our operating segment definition described

Mr. Jay Ingram

U.S. Securities and Exchange Commission

December 10, 2015

above. The Company will perform its annual impairment tests at the reporting unit level in the Metals reporting/operating segment (BRISMET, Palmer and SPT). The Company will perform its annual impairment tests in the Specialty Chemicals reporting/operating segment on a combined basis for CRI and MC because we have concluded that CRI and MC are economically similar to be combined as one reporting unit.

* * *

Please contact me at (804) 343-4079 or John C. Selbach at (804) 343-4388 should you require further information or if you have any questions.

Very truly yours,

/s/ Scott H. Richter

Scott H. Richter

cc:	Mr. Frank Pigott
Mr. Ameen Hamady
Mr. Craig C. Bram
John C. Selbach, Esq.